UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or (13)(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

QIAGEN N.V.
(Name of Subject Company (Issuer))
Quebec B.V.
(Offeror)
a wholly owned subsidiary of
Thermo Fisher Scientific Inc.
(Ultimate Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer, or other person))
Ordinary Shares, €0.01 par value per share
(Title of Class of Securities)
N72482123
(CUSIP Number of Class of Securities)
Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Telephone: (781) 622-1000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Matthew M. Guest, Esq.
Brandon C. Price, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEES
Transaction Valuation(1)	Amount of Filing Fee(2)
$10,050,234,793	$1,304,521

(1)
Calculated solely for purposes of determining the filing fee. The calculation of the transaction valuation assumes the purchase of ordinary shares, par value €0.01 per share (each, a “QIAGEN Share”), of QIAGEN N.V. (“QIAGEN”), at a purchase price of €39.00 per QIAGEN Share in cash, converted into a purchase price of $42.44 per QIAGEN Share using a rate of 1.0883 U.S. dollars per 1.00 Euro, the noon buying rate as of April 17, 2020 published by the Federal Reserve Bank of New York. The calculation of the transaction valuation is determined by adding the sum of (i) 230,829,309 issued QIAGEN Shares (including fractional QIAGEN Shares and QIAGEN Shares held by QIAGEN in treasury) multiplied by the offer consideration of $42.44 per QIAGEN Share, (ii) the net offer consideration in respect of 558,505 outstanding stock options with an exercise price less than $42.44 per QIAGEN Share (which is calculated by multiplying the number of QIAGEN Shares underlying such outstanding stock options by an amount equal to $42.44 minus the weighted average exercise price for such stock options of $19.30 per QIAGEN Share), (iii) 475,880 QIAGEN Shares subject to issuance pursuant to restricted share units that are anticipated to vest at or prior to the completion of the transaction, multiplied by the offer consideration of $42.44 per QIAGEN Share, (iv) 2,380,059 QIAGEN Shares subject to issuance pursuant to performance share units that are anticipated to vest at or prior to the completion of the transaction, multiplied by the offer consideration of $42.44 per QIAGEN Share and (v) approximately 2,800,000 QIAGEN Shares subject to issuance upon settlement of outstanding warrants with an exercise price less than $42.44 per QIAGEN Share, multiplied by the offer consideration of $42.44 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of April 23, 2020.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,304,521	Filing Party: Quebec B.V. and Thermo Fisher Scientific Inc.
Form or Registration No.: Schedule TO	Date Filed: April 28, 2020

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13de-4.

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Going-private transactions subject to Rule 13e-3.

Amendments to schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on April 28, 2020 (together with any amendments and supplements thereto, this “Schedule TO”) in relation to the proposed tender offer by Quebec B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Quebec” or the “Bidder”) and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Bidder Parent”), for all ordinary shares, par value €0.01 per share (the “QIAGEN Shares”), of QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 12036979 (“QIAGEN”) at a price of €39.00 per QIAGEN Share, without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer document dated May   , 2020 (the “Offer Document”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”) and declaration of acceptance (the “Declaration of Acceptance”), copies of which will be filed by amendment and attached as Exhibits (a)(1)(B) and (a)(1)(G), respectively, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer Document is being filed on a preliminary basis prior to commencement of the Offer and is subject to completion.
All the information set forth in the Offer Document, including the schedules thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1. Summary Term Sheet.
The information set forth in the section of the Offer Document entitled “Summary of the Offer” (Section 3) is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.   The name, address, and telephone number of the subject company’s principal executive offices are as follows:
QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands
+31-77-355-6600
(b) Securities.   This Schedule TO relates to the Offer by the Bidder to purchase all outstanding QIAGEN Shares. The information set forth on the cover page and in the section of the Offer Document entitled “Capital Structure” (Section 7.2) is incorporated herein by reference.
(c) Trading Market and Price.   The information set forth in the section of the Offer Document entitled “Historic Stock Exchange Prices” (Section 7.3) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.   The information set forth in the section of the Offer Document entitled “Thermo Fisher” (Section 6.3) is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms.   The information set forth in the Offer Document is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions.   The information set forth in the sections of the Offer Document entitled “QIAGEN Shares Currently Held by the Bidder or Persons Acting Jointly with the Bidder and by Their Subsidiaries;

Attribution of Voting Rights” (Section 6.5), “Information on Securities Transactions and Business Relationships with QIAGEN” (Section 6.6) and “Chronicle of the Business Contacts Prior to the Announcement of the Decision to Launch the Offer” (Section 8.1.2) is incorporated herein by reference.
(b) Significant Corporate Events.   The information set forth in the sections of the Offer Document entitled “QIAGEN Shares Currently Held by the Bidder or Persons Acting Jointly with the Bidder and by Their Subsidiaries; Attribution of Voting Rights” (Section 6.5), “Information on Securities Transactions and Business Relationships with QIAGEN” (Section 6.6), “Possible Future Acquisitions of QIAGEN Shares” (Section 6.7) and “Chronicle of the Business Contacts Prior to the Announcement of the Decision to Launch the Offer” (Section 8.1.2) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.   The information set forth in the sections of the Offer Document entitled “Background of the Offer, Economic and Strategic Motives” (Section 8) and “Intentions of the Bidder and the Bidder Parent” (Section 9) is incorporated herein by reference.
(c)(1)-(7) Plans.   The information set forth in the sections of the Offer Document entitled “Summary of the Offer” (Section 3), “Possible Future Acquisitions of QIAGEN Shares” (Section 6.7), “Background of the Offer, Economic and Strategic Motives” (Section 8), “Intentions of the Bidder and the Bidder Parent” (Section 9), “Financing the Offer” (Section 14), “Expected Effects of a Successful Offer on the Assets, Liabilities, Financial Position and Results of the Bidder and of Thermo Fisher” (Section 15) and “Information for QIAGEN Shareholders Who Do Not Accept the Offer” (Section 16) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds.   The information set forth in the sections of the Offer Document entitled “Chronicle of the Business Contacts Prior to the Announcement of the Decision to Launch the Offer” (Section 8.1.2), “Business Combination Agreement” (Section 8.2) and “Financing the Offer” (Section 14) is incorporated herein by reference.
(b) Conditions.   The information set forth in the section of the Offer Document entitled “Chronicle of the Business Contacts Prior to the Announcement of the Decision to Launch the Offer” (Section 8.1.2), “Business Combination Agreement” (Section 8.2) and “Financing the Offer” (Section 14) is incorporated herein by reference.
(d) Borrowed Funds.   The information set forth in the sections of the Offer Document entitled “Financing Measures” (Section 14.2) and “Confirmation of Financing” (Section 14.3) is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership.   The information set forth in the section of the Offer Document entitled “QIAGEN Shares Currently Held by the Bidder or Persons Acting Jointly with the Bidder and by Their Subsidiaries; Attribution of Voting Rights” (Section 6.5) is incorporated herein by reference.
(b) Securities Transactions.   The information set forth in the sections of the Offer Document entitled “Information on Securities Transactions and Business Relationships with QIAGEN” (Section 6.6) and “Possible Future Acquisitions of QIAGEN Shares” (Section 6.7) is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.   The information set forth in the sections of the Offer Document entitled “General Information on the Implementation of the Offer” (Section 1), “Summary of the Offer” (Section 3), “Chronicle of the Business Contacts Prior to the Announcement of the Decision to Launch the Offer” (Section 8.1.2), “Acceptance and Settlement of the Offer for QIAGEN Shares” (Section 13), “Publications” (Section 21) and “Fees and Expenses” (Section 22) is incorporated herein by reference.

Item 10. Financial Statements.
(a) Financial Information.   Not Applicable.
(b) Pro Forma Information.   Not Applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the sections of the Offer Document entitled “General Information on the Implementation of the Offer” (Section 1), “Summary of the Offer” (Section 3), “QIAGEN Shares Currently Held by the Bidder or Persons Acting Jointly with the Bidder and by Their Subsidiaries; Attribution of Voting Rights” (Section 6.5), “Information on Securities Transactions and Business Relationships with QIAGEN” (Section 6.6), “Chronicle of the Business Contacts Prior to the Announcement of the Decision to Launch the Offer” (Section 8.1.2), “Explanation of the Adequacy of the Offer Price” (Section 10), “Official Approvals and Procedures” (Section 11), “Offer Conditions” (Section 12), “Rights of Withdrawal” (Section 17), “Taxes” (Section 19), “Publications” (Section 21), “Applicable Law and Jurisdiction” (Section 23) and “Appraisal Rights” (Section 24) is incorporated herein by reference.
(c) Other Material Information.   The information set forth in the Offer Document, the Letter of Transmittal and the Declaration of Acceptance is incorporated herein by reference.
Item 12. Exhibits.
Exhibit No.	Description
(a)(1)(A)	Preliminary Offer Document, dated May 11, 2020.*
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on May , 2020.
(a)(1)(G)	Technical Guidelines for the Settlement (English translation (except for German version of Form of Letter to Clients and Declaration of Acceptance) of document prepared in German only (except for English version of Form of Letter to Clients and Declaration of Acceptance)).
(a)(5)(A)	Press Release, dated March 3, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).
(a)(5)(B)	Investor Presentation, dated March 3, 2020 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).
(a)(5)(C)	Publication of the decision to make a takeover offer pursuant to Section 10 Para 1 of the German Securities Acquisition and Takeover Act, dated March 3, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).
(a)(5)(D)	Letter to QIAGEN N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated March 3, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).
(a)(5)(E)	Transcript of Investor Conference Call held by Thermo Fisher Scientific Inc. on March 3, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).

Exhibit No.	Description
(a)(5)(F)	Excerpt of transcript of Q1 2020 Earnings Call held by Thermo Fisher Scientific Inc. on April 22, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on April 23, 2020).
(b)(1)	Bridge Credit Agreement, dated as of April 17, 2020, among Thermo Fisher Scientific Inc., each lender from time to time party thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on April 23, 2020).
(d)(1)	Business Combination Agreement, dated as of March 3, 2020, by and between Thermo Fisher Scientific Inc. and QIAGEN N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 9, 2020).
(d)(2)	Letter Agreement between Thierry Bernard and Thermo Fisher Scientific Inc. dated March 2, 2020.
(d)(3)	Letter Agreement between Barthold Piening and Thermo Fisher Scientific Inc. dated March 2, 2020.
(d)(4)	Letter Agreement between Thomas Schweins and Thermo Fisher Scientific Inc. dated March 2, 2020.
(d)(5)	Letter Agreement between Jonathan Sheldon and Thermo Fisher Scientific Inc. dated March 2, 2020.
(d)(6)	Letter Agreement between Jean-Pascal Viola and Thermo Fisher Scientific Inc. dated March 2, 2020.
(d)(7)	Non-Tender Agreement, between QIAGEN N.V. and Quebec B.V., dated April 27, 2020.

*
Filed herewith.

Item 13. Information Required by Schedule 13e-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 11, 2020
Quebec B.V.
By:
/s/ Anthony H. Smith

Name: Anthony H. Smith
Title:   Managing Director
Thermo Fisher Scientific Inc.
By:
/s/ Michael A. Boxer

Name: Michael A. Boxer
Title:   Senior Vice President and General Counsel

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Preliminary Offer Document, dated May 11, 2020.*
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on May , 2020.
(a)(1)(G)	Technical Guidelines for the Settlement (English translation (except for German version of Form of Letter to Clients and Declaration of Acceptance) of document prepared in German only (except for English version of Form of Letter to Clients and Declaration of Acceptance)).
(a)(5)(A)	Press Release, dated March 3, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).
(a)(5)(B)	Investor Presentation, dated March 3, 2020 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).
(a)(5)(C)	Publication of the decision to make a takeover offer pursuant to Section 10 Para 1 of the German Securities Acquisition and Takeover Act, dated March 3, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).
(a)(5)(D)	Letter to QIAGEN N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated March 3, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).
(a)(5)(E)	Transcript of Investor Conference Call held by Thermo Fisher Scientific Inc. on March 3, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 3, 2020).
(a)(5)(F)	Excerpt of transcript of Q1 2020 Earnings Call held by Thermo Fisher Scientific Inc. on April 22, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on April 23, 2020).
(b)(1)	Bridge Credit Agreement, dated as of April 17, 2020, among Thermo Fisher Scientific Inc., each lender from time to time party thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on April 23, 2020).
(d)(1)	Business Combination Agreement, dated as of March 3, 2020, by and between Thermo Fisher Scientific Inc. and QIAGEN N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on March 9, 2020).
(d)(2)	Letter Agreement between Thierry Bernard and Thermo Fisher Scientific Inc. dated March 2, 2020.

Exhibit No.	Description
(d)(3)	Letter Agreement between Barthold Piening and Thermo Fisher Scientific Inc. dated March 2, 2020.
(d)(4)	Letter Agreement between Thomas Schweins and Thermo Fisher Scientific Inc. dated March 2, 2020.
(d)(5)	Letter Agreement between Jonathan Sheldon and Thermo Fisher Scientific Inc. dated March 2, 2020.
(d)(6)	Letter Agreement between Jean-Pascal Viola and Thermo Fisher Scientific Inc. dated March 2, 2020.
(d)(7)	Non-Tender Agreement, between QIAGEN N.V. and Quebec B.V., dated April 27, 2020.

*
Filed herewith.